NEWS RELEASE

Cadwalader, Wickersham & Taft Leases 460,000 Square Feet
at Brookfield’s One World Financial Center

NEW YORK, March 15, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that Cadwalader, Wickersham & Taft LLP has completed a transaction to occupy 460,000 square feet at One World Financial Center in New York.

The leasing transaction is one of the largest in Lower Manhattan since September 11, 2001.

Cadwalader, New York City’s oldest law firm, plans to move its offices and 800-person New York based legal and administrative staff to One World Financial Center in early 2005. The firm has been a resident of Lower Manhattan since 1792, and is consolidating its offices from 125 Maiden Lane and 100 Maiden Lane to One World Financial Center.

“Remaining downtown reaffirms our commitment to the City of New York, Lower Manhattan and the Financial District,” said Robert O. Link, Jr., Chairman of Cadwalader. “This move not only allows us to remain in the city’s financial center, but it also affords expansion possibilities for the firm. The extraordinary building has access to state-of-the-art technology, the ability to customize a work environment tailored to the needs of a 21st century law firm, and easy accessibility to and for our clients.”

Cadwalader will be occupying fourteen floors at One World Financial Center for a 20-year term, space that was surrendered by Lehman Brothers.

“We are delighted that Cadwalader, one of the pillars of the downtown business community, has chosen to come to the World Financial Center. We look forward to witnessing with them the continued revitalization of Lower Manhattan during the upcoming years,” said Ric Clark, President & CEO of Brookfield Properties Corporation.

Mitchell Steir, Michael Colacino, Matthew Barlow and David Goldstein of Studley represented Cadwalader. Dennis Friedrich, Michael Berman and Ed Hogan handled the transaction for Brookfield.

One World Financial Center is the southernmost of the four unique office towers designed by Cesar Pelli comprising the landmark World Financial Center complex that includes extensive public spaces and the spectacular Winter Garden. Completed in 1985, One World Financial Center is a 40-story tower with over 1.6 million square feet of rentable area, and home to prestigious firms such as Dow Jones & Company, Fidelity Investments and Deloitte. One World Financial Center is connected to the rest of the World Financial Center complex through a pedestrian bridge over Liberty Street, leading to the Winter Garden, outdoor Plaza and shops and restaurants.

Brookfield will record net lease termination income of approximately $60 million in the second quarter, reflecting this and other transactions.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto.

Contact:   Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.

Note:  This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.